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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of The Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                      Commission File Number 333-81313-01

                         TeleCorp Communications, Inc.
             (Exact name of registrant as specified in the charter)

                   Delaware                           52-2105807
         (State or other jurisdiction              (I.R.S. Employer
               of incorporation)                  identification No.)

                               1010 N. Glebe Road
                                   Suite 800
                              Arlington, VA 22201
             (Address of principal executive offices and ZIP code)

Registrant's telephone number, including area code:  (703) 236-1100

                                      N/A
         (Former name or former address, if changed since last report.)

Title of each class of securities covered by this Form:

               Guarantee of 11 5/8% Senior Subordinated Discount Notes Due 2009

Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains:

               None

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [  ]            Rule 12h-3(b)(1)(ii)     [  ]
Rule 12g-4(a)(1)(ii)    [  ]            Rule 12h-3(b)(2)(i)      [  ]
Rule 12g-4(a)(2)(i)     [  ]            Rule 12h-3(b)(2)(ii)     [  ]
Rule 12g-4(a)(2)(ii)    [  ]            Rule 15d-6               [X]
Rule 12g-3(b)(1)(i)     [  ]

Approximate number of holders of record as of the certification or notice date:

                           33 as of January 1, 2000

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned, thereunto duly authorized.

January 31, 2000                    TeleCorp Communications, Inc.


                                    By: /s/ Thomas H. Sullivan
                                        ________________________________

                                        Name: Thomas H. Sullivan
                                             ___________________________

                                        Title: President
                                              __________________________